Exhibit 12.1


                        U.S. RESTAURANT PROPERTIES, INC.
   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)


                                        Three Months Ended            Six Months Ended
                                     --------------------------  --------------------------
                                       6/30/99       6/30/98        6/30/99      6/30/98
                                     ------------  ------------  -------------  -----------

Net Income                            $   3,693     $   4,862     $   6,203      $  9,266

Fixed Charges:
  Interest Expense                        7,401         3,871        14,140         7,132
  Capitalized Interest                      428            --           733            --
  Preferred Dividend Requirements         1,775         1,776         3,551         3,551
                                     ------------  ------------  -------------  -----------
Total Fixed Charges and Preferred
  Stock Dividends                         9,604         5,647        18,424        10,683

Less Preferred Stock Dividend
  Requirements                            1,775         1,776         3,551         3,551
                                     ------------  ------------  -------------  -----------
ings                                  $  11,522     $   8,733     $  21,076      $ 16,398
                                     ============  ============  =============  ===========

Ratio of Earnings to Fixed Charges        1.47x(1)      2.26x         1.42x(1)      2.30x
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends                         1.20x(1)      1.55x         1.14x(1)      1.53x

              (1) During the three and six month period ended June 30, 1999, the
                  Company recorded a non-cash, unusual charge of $2,092 and $4,642, respectively, relating to contingent OP units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock would have been 1.74x and 1.42x, respectively for the three months ended June 30, 1999 and 1.73x and 1.40x, respectively for the six months ended June 30, 1999.